MamaMancini’s Holdings, Inc.

25 Branca Road

East Rutherford, NJ 07073

March 21, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Erin Donahue, Office of Manufacturing

Re:	MamaMancini’s Holdings, Inc.
First Amendment to Registration on Form S-1
File No. 333-270087
Filed on March 16, 2023

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, MamaMancini’s Holdings, Inc. (the “Registrant”), hereby requests that the effectiveness under the Securities Act of 1933, as amended, of the above-captioned Registration Statement be accelerated to 9:00 a.m., Eastern time, on March 22, 2023, or as soon thereafter as practicable. In connection with the foregoing request for acceleration of effectiveness, the Registrant hereby acknowledges the following:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Robert L. B. Diener, Esq. of the Law Offices of Robert Diener at (310) 292-2063 (facsimile (310) 362-8887) with any questions you may have. In addition, please notify Mr. Diener when this request for acceleration has been granted.

Very truly yours,

MAMAMANCINI’S HOLDINGS, INC.

By:	/S/ Anthony Gruber
Anthony Gruber
Chief Executive Officer

cc:	Robert L. B. Diener, Esq.